Exhibit 99.1

Rezolve Ai Acquires Smartpay to Power Global Digital Asset Payment Infrastructure

Over $1B in annual USDT transaction volume provides the foundation for Rezolve’s multi-asset, merchant-fee-free payments initiative with Tether.

New York – October 7, 2025 – Rezolve Ai (NASDAQ: RZLV), the category-defining platform at the intersection of AI, commerce, and payments, today announced the acquisition of Smartpay, one of the world’s most advanced digital asset payment platforms, which has processed over 19 million commercial transactions, with an aggregate value of more than $1 billion, in the twelve months ending September 30, 2025.

The acquisition provides the operational foundation for Rezolve’s strategic initiative with Tether, focused on integrating digital assets, including USDT, BTC, and ETH, into mainstream retail payments. Through this initiative, Rezolve is developing a merchant-fee-free, blockchain-based payment network that will enable consumers to pay using digital assets while merchants will receive instant fiat settlement through Rezolve’s Brain Checkout technology.

Smartpay’s infrastructure, live across Brazil, Argentina, Colombia, and Angola, already handles tens of millions of stablecoin transactions annually, making it one of the largest real-world digital asset commerce networks in operation today and instantly extends Rezolve’s payment capabilities across key emerging markets. Rezolve believes that this provides a working model and tested transaction framework for scaling digital asset payments globally, from Latin America to North America, Asia and Europe.

Rocelo Lopes, Smartpay’s founder and one of Latin America’s foremost digital asset innovators, will lead Rezolve’s Digital Currency Initiative, leading the global expansion of this multi-asset payment system. Lopes has a long-standing relationship with Tether and is widely recognized for his leadership in advancing digital asset adoption for real-world transactions.

Daniel M. Wagner, CEO of Rezolve AI, said:

"Smartpay gives Rezolve a proven, transaction-tested foundation to scale our digital asset payment initiative globally. By combining Smartpay’s live payment rails with Rezolve’s Brain Checkout technology, we can deliver merchants a fast, simple, and fee-free way to accept digital assets, bridging the gap between blockchain and everyday commerce."

Rocelo Lopes, CEO of Rezolve’s Tether Initiative, added:

"Smartpay has already proven that digital assets can move at the speed of commerce. By joining forces with Rezolve, we can bring this model to scale worldwide, enabling merchants to eliminate fees, consumers to pay instantly, and the entire ecosystem to benefit from real-time value exchange across borders."

By integrating Smartpay’s live network into its ecosystem, Rezolve is positioned to accelerate the global rollout of its digital asset payments initiative, creating a scalable infrastructure that connects digital assets, fiat, and AI-driven commerce into a unified real-time payment architecture.

This acquisition also accelerates Rezolve’s roadmap toward Agentic Commerce, an emerging frontier where AI agents act autonomously on behalf of consumers and businesses. With Smartpay’s digital asset infrastructure, Rezolve is building the first platform where these AI agents can not only discover and compare products across retailers but also negotiate and complete transactions instantly using digital assets. This marks a foundational step toward an economy driven by intelligent, self-executing commerce.

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is a global leader in AI-driven commerce, providing retailers and brands with proprietary technology that powers search, personalization, checkout, and omni-channel engagement. Its solutions enable businesses to harness AI for smarter customer experiences and operational efficiency. With foundational partnerships with Microsoft, Google, and Tether, Rezolve Ai is positioned to drive innovation across the $30 trillion global retail market. For more information, visit www.rezolve.com.

Forward-Looking Statements

This press release contains forward-looking statements, including expectations regarding Rezolve Ai’s acquisition of Smartpay and the development of Rezolve’s global digital asset payment infrastructure. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance that Rezolve will be able to roll out its digital asset payments initiative on the timeframe discussed in this release or at all . Additional information regarding risks and uncertainties facing Rezolve Ai is included in the Company’s filings with the SEC. Rezolve Ai undertakes no obligation to update forward-looking statements, except as required by law.

Investor Contact

investors@rezolve.com

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040